Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Co-Chief Financial Officer, Chief Strategy Officer, Treasurer and Secretary
Telephone: + 30-210-9470100
Email: izafirakis@dianashippinginc.com
Website: www.dianashippinginc.com
X: @Dianaship

Investor Relations/Media Contact:
Nicolas Bornozis / Daniela Guerrero
Capital Link, Inc.
230 Park Avenue, Suite 1540
New York, N.Y. 10169
Tel.: (212) 661-7566
Email: diana@capitallink.com

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2025; DECLARES CASH
DIVIDEND OF $0.01 PER COMMON SHARE FOR THE THIRD QUARTER 2025

ATHENS, GREECE, November 20, 2025 – Diana Shipping Inc. (NYSE: DSX), (the “Company”), a global shipping company specializing in the ownership and bareboat charter-in of dry bulk vessels, today reported net income of $7.2 million and net income attributable to common stockholders of $5.7 million for the third quarter of 2025. This compares to a net income of $3.7 million and a net income attributable to common stockholders of $2.3 million for the third quarter of 2024. Earnings per share for the third quarter of 2025 were $0.05 basic and diluted, compared to $0.02 basic and $0.00 diluted in the same quarter of 2024.

Time charter revenues were $51.9 million for the third quarter of 2025, compared to $57.5 million for the same quarter of 2024. The decrease in time charter revenues, compared to the same quarter last year, was primarily attributable to the sale of two vessels in 2025 and one vessel in September 2024.

Net income for the nine months ended September 30, 2025, amounted to $14.7 million and net income attributable to common stockholders amounted to $10.4 million. This compares to a net income of $3.0 million and a net loss attributable to common stockholders of $1.3 million for the same period in 2024. Time charter revenues for the nine months ended September 30, 2025, were $161.5 million, compared to $171.1 million for the same period in 2024. Earnings per share for the nine months ended September 30, 2025 were $0.09 basic and diluted, compared to a loss per share of $0.01 basic and diluted for the same period in 2024.

Dividend Declaration

The Company has declared a cash dividend on its common stock of $0.01 per share, based on the Company’s results of operations during the quarter ended September 30, 2025. The cash dividend will be payable on December 17, 2025, to all common shareholders of record as of December 8, 2025. As of November 18, 2025, the Company has 115,781,752 common shares issued and outstanding and 16,207,541 outstanding warrants.

Fleet Employment (As of November 18, 2025)

	VESSEL	SISTER SHIPS*	GROSS RATE (USD PER DAY)	COM**	CHARTERERS	DELIVERY DATE TO CHARTERERS***	REDELIVERY DATE TO OWNERS****	NOTES
	BUILT DWT
9 Ultramax Bulk Carriers
1	DSI Phoenix	A	16,500	5.00%	Bulk Trading SA	6-May-24	8-Aug-25
	2017 60,456		13,500	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	8-Aug-25	1/Oct/2026 - 30/Nov/2026
2	DSI Pollux	A	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	28-Dec-23	4-Sep-25	1
	2015 60,446		14,000	5.00%	Bunge SA, Geneva	30-Sep-25	5-Dec-25	2
3	DSI Pyxis	A	13,100	5.00%	Stone Shipping Ltd	8-Nov-24	20/Feb/2026 - 20/Apr/2026
	2018 60,362
4	DSI Polaris	A	15,400	5.00%	Stone Shipping Ltd	20-Jul-24	1-Jul-25
	2018 60,404		12,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd.	1-Jul-25	21/Jul/2026 - 21/Sep/2026
5	DSI Pegasus	A	15,250	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	5-Sep-24	25-Jul-25	3
	2015 60,508		14,250	4.75%		15-Aug-25	20/May/2026 - 20/Jul/2026
6	DSI Aquarius	B	13,300	5.00%	Bunge SA, Geneva	6-Dec-24	7-Nov-25
	2016 60,309		14,500	5.00%		7-Nov-25	1/Nov/2026 - 31/Dec/2026
7	DSI Aquila	B	12,250	5.00%	Western Bulk Carriers AS	21-Jan-25	17-Sep-25	4,5
	2015 60,309		14,500	5.00%	Bunge SA, Geneva	12-Oct-25	25/Feb/2027 - 25/Apr/2027
8	DSI Altair	B	15,750	5.00%	Propel Shipping Pte. Ltd.	28-Sep-24	25/Nov/2025 - 31/Dec/2025	6
	2016 60,309
9	DSI Andromeda	B	14,000	4.75%	Cargill Ocean Transportation (Singapore) Pte. Ltd	28-Mar-25	17-Nov-25	7,8
	2016 60,309
6 Panamax Bulk Carriers
10	LETO		12,275	4.75%	Cargill International SA, Geneva	4-Apr-25	16/Jul/2026 - 16/Sep/2026
	2010 81,297
11	SELINA	C	6,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	13-May-25	12-Jul-25	9
	2010 75,700
12	MAERA	C	8,400	5.00%	China Resource Chartering Limited	15-Dec-24	3-Nov-25
	2013 75,403		11,750	5.00%	CRC Shipping Pte. Ltd., Singapore	3-Nov-25	20/Oct/2026 - 20/Dec/2026
13	ISMENE		11,000	5.00%	China Resource Chartering Pte. Ltd.	24-Apr-25	20/Mar/2026 - 20/May/2026
	2013 77,901
14	CRYSTALIA	D	13,900	5.00%	Louis Dreyfus Company Freight Asia Pte. Ltd.	4-May-24	4/Feb/2026 - 4/Jun/2026
	2014 77,525
15	ATALANDI	D	10,100	5.00%	Stone Shipping Ltd	8-Jun-25	15/Jun/2026 - 15/Aug/2026	10
	2014 77,529
6 Kamsarmax Bulk Carriers
16	MAIA	E	11,600	5.00%	Paralos Shipping Pte. Ltd.	9-Dec-24	25/Nov/2025 - 31/Dec/2025	6
	2009 82,193
17	MYRSINI	E	13,000	4.75%	Cargill International SA, Geneva	26-Feb-25	1/Jan/2026 - 28/Feb/2026
	2010 82,117
18	MEDUSA	E	13,000	4.75%	Cargill International SA, Geneva	16-Mar-25	15/May/2026 - 15/Jul/2026
	2010 82,194
19	MYRTO	E	12,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	23-Dec-24	1/Mar/2026 - 15/May/2026
	2013 82,131
20	ASTARTE		14,000	5.00%	Paralos Shipping Pte. Ltd.	19-Aug-24	31-Jul-25
	2013 81,513		12,500	5.00%	Propel Shipping Pte. Ltd.	2-Aug-25	16/Aug/2026 - 16/Oct/2026

21	LEONIDAS P. C.		17,000	5.00%	Ming Wah International Shipping Company Limited	22-Feb-24	28-Aug-25	11
	2011 82,165		14,000	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	24-Sep-25	15/Sep/2026 - 15/Nov/2026
4 Post-Panamax Bulk Carriers
22	AMPHITRITE	F	12,100	5.00%	Cobelfret S.A., Luxembourg	8-Jan-25	1/Jan/2026 - 15/Mar/2026	12
	2012 98,697
23	POLYMNIA	F	17,500	5.00%	Reachy Shipping (SGP) Pte. Ltd.	8-Jun-24	17-Aug-25
	2012 98,704		14,000	5.00%	Oldendorff Carriers GmbH & Co. KG	17-Aug-25	10/Apr/2026 - 10/Jun/2026
24	ELECTRA	G	14,000	4.75%	Aquavita International S.A.	3-Jun-24	4-Dec-25	13
	2013 87,150		14,000	5.00%	Oldendorff Carriers GmbH & Co. KG	4-Dec-25	1/Dec/2026 - 31/Jan/2027	14
25	PHAIDRA	G	9,750	5.00%	SwissMarine Pte. Ltd., Singapore	31-May-25	1/Jan/2026 - 28/Feb/2026
	2013 87,146
8 Capesize Bulk Carriers
26	SEMIRIO	H	16,650	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	11-Feb-25	15-Mar-26	15
	2007 174,261		21,650	5.00%		15-Mar-26	31/Jan/2027 - 15/Apr/2027	16
27	NEW YORK	H	17,600	5.00%	SwissMarine Pte. Ltd., Singapore	11-Jan-25	15/Jan/2026 - 30/Mar/2026	17
	2010 177,773
28	SEATTLE	I	17,500	5.00%	Solebay Shipping Cape Company Limited, Hong Kong	1-Oct-23	24-Oct-25	18,19
	2011 179,362
29	P. S. PALIOS	I	27,150	5.00%	Bohai Shipping (HEBEI) Co., Ltd	7-May-24	25/Nov/2025 - 31/Dec/2025	6
	2013 179,134
30	G. P. ZAFIRAKIS	J	26,800	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	16-Sep-24	16/Aug/2026 - 16/Nov/2026
	2014 179,492
31	SANTA BARBARA	J	22,000	5.00%	Mitsui O.S.K. Lines, Ltd.	27-Dec-24	29-Nov-25	13
	2015 179,426		25,500	5.00%	Dampskibsselskabet Norden A/S	29-Nov-25	1/Mar/2027 - 30/Apr/2027	14,20
32	NEW ORLEANS		20,000	5.00%	Kawasaki Kisen Kaisha, Ltd.	7-Dec-23	20-Sep-25	21,21
	2015 180,960		26,000	5.00%	SwissMarine Pte. Ltd., Singapore	31-Oct-25	1/Dec/2026 - 15/Feb/2027
33	FLORIDA		25,900	5.00%	Bunge S.A., Geneva	29-Mar-22	29/Jan/2027 - 29/May/2027	8
	2022 182,063
4 Newcastlemax Bulk Carriers
34	LOS ANGELES	K	28,700	5.00%	Nippon Yusen Kabushiki Kaisha, Tokyo	20-Jul-24	1-Nov-25
	2012 206,104		24,000	5.00%	MOL Ocean Bulk Pte. Ltd., Singapore	1-Nov-25	10/Sep/2026 - 1/Nov/2026
35	PHILADELPHIA	K	21,500	5.00%	Refined Success Limited	29-May-25	9/Jun/2026 - 8/Aug/2026
	2012 206,040
36	SAN FRANCISCO	L	26,000	5.00%	SwissMarine Pte. Ltd., Singapore	1-Mar-25	25/Oct/2026 - 25/Dec/2026
	2017 208,006
37	NEWPORT NEWS	L	25,000	5.00%	Bohai Ocean Shipping (Singapore) Holding Pte. Ltd.	16-Jun-25	1/Sep/2026 - 31/Oct/2026
	2017 208,021

* Each dry bulk carrier is a “sister ship”, or closely similar, to other dry bulk carriers that have the same letter.
** Total commission percentage paid to third parties.
*** In case of newly acquired vessel with time charter attached, this date refers to the expected/actual date of delivery of the vessel to the Company.
**** Range of redelivery dates, with the actual date of redelivery being at the Charterers’ option, but subject to the terms, conditions, and exceptions of the particular charterparty.

1Vessel on scheduled drydocking from September 4, 2025 to September 30, 2025.
2Redelivery date based on an estimated time charter trip duration of about 65 days.

3Vessel on scheduled drydocking from July 25, 2025 to August 15, 2025.
4Vessel on scheduled drydocking from September 17, 2025 to October 12, 2025.
5Charterers have agreed to compensate the Owners, for all the days over and above the maximum redelivery date (September 5, 2025), at a hire rate equal to double the agreed hire rate or the rate of 115% of the average of the relevant Baltic Tess 58 Supramax Index, whichever of the two is higher.

6Based on latest information.
7Currently without an active charterparty. Vessel for scheduled drydocking.
8Bareboat chartered-in for a period of ten years.
9Vessel was sold and delivered to her new Owners on July 15, 2025.
10The charter rate was US$9,000 per day for the first thirty-five (35) days of the charter period.
11Vessel on scheduled drydocking from August 28, 2025 to September 24, 2025.
12The charter rate was US$8,750 per day for the first fifty (50) days of the charter period.
13Estimated redelivery date from the charterers.
14Estimated delivery date to the charterers.
15Vessel off hire for drydocking from September 8, 2025 to November 1, 2025.
16Estimated date.
17The charter rate was US$6,300 per day for the first trip of the charter period.
18Charterers compensated the Owners, for any period in excess of the new maximum date (October 3, 2025), at a hire rate of 108% of the average of the Baltic Cape Index 5TC for the days exceeding the period.

19Currently without an active charterparty. Vessel on scheduled drydocking.
20Bareboat chartered-in for a period of eight years.
21Vessel on scheduled drydocking from September 20, 2025 to October 31, 2025.

Summary of Selected Financial & Other Data (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

STATEMENT OF INCOME DATA (in thousands of US Dollars)
Time charter revenues	$51,861	$57,488	$161,487	$171,136
Voyage expenses	3,231	3,654	9,295	10,067
Vessel operating expenses	20,002	21,239	59,963	63,372
Net income	7,158	3,715	14,698	3,009
Net income/(loss) attributable to common stockholders	5,715	2,272	10,371	(1,318)
FLEET DATA
Average number of vessels	36.2	38.7	37.0	39.1
Number of vessels	36.0	38.0	36.0	38.0
Weighted average age of vessels	11.9	11.0	11.9	11.0
Ownership days	3,326	3,561	10,094	10,723
Available days	3,204	3,511	9,836	10,623
Operating days	3,186	3,508	9,788	10,586
Fleet utilization	99.4%	99.9%	99.5%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$15,178	$15,333	$15,473	$15,162
Daily vessel operating expenses (2)	$6,014	$5,964	$5,941	$5,910

Non-GAAP Measures

(1) Time charter equivalent rate, or TCE, is defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period. Our method of computing TCE rate may not necessarily be comparable to TCE rates of other companies due to differences in methods of calculation. TCE is a non-GAAP measure, and management believes it is useful to investors because it is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts. TCE is used by management to assess and compare the vessels’ profitability.

(2) Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period

Conference Call and Webcast Information

The Company’s management will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Thursday, November 20, 2025.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com and clicking on the webcast link. An accompanying investor presentation also will be available via the webcast link and on the Company’s website. The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers) and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com. A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers) and providing the Replay ID number 13756795.

About the Company

Diana Shipping Inc. is a global provider of shipping transportation services through its ownership and bareboat charter-in of dry bulk vessels. The Company’s vessels are employed primarily on short to medium-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, Company management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies that are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in the Company’s operating expenses, including bunker prices, drydocking and insurance costs, the market for the Company’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, tariff policies and other trade restrictions, potential liability from pending or future litigation, general domestic and international political conditions, including risks associated with the continuing conflict between Russia and Ukraine and related sanctions, potential disruption of shipping routes due to accidents or political events, including the escalation of the conflict in the Middle East, vessel breakdowns and instances of off-hires and other factors. Please see the Company’s filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The Company undertakes no obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024
REVENUES:
Time charter revenues	$51,861	$57,488	$161,487	$171,136
OPERATING EXPENSES
Voyage expenses	3,231	3,654	9,295	10,067
Vessel operating expenses	20,002	21,239	59,963	63,372
Depreciation and amortization of deferred charges	11,645	11,217	34,485	33,323
General and administrative expenses	7,994	8,384	25,127	25,113
Management fees to a related party	277	333	914	999
Gain on sale of vessels	(2,162)	(4,227)	(3,663)	(5,799)
Other operating (income)/loss	(24)	182	435	(207)
Operating income, total	$10,898	$16,706	$34,931	$44,268

OTHER INCOME/(EXPENSE)
Interest expense and finance costs	(10,695)	(12,198)	(32,585)	(35,848)
Interest and other income	2,000	2,232	5,777	6,008
Loss on derivative instruments	-	(548)	(226)	(187)
Loss on extinguishment of debt	-	(3,475)	-	(3,475)
Loss on related party investments	(6,536)	(948)	(4,054)	(2,299)
Gain/(loss) on equity securities	11,033	-	10,630	(400)
Gain/ (loss) on warrants	(279)	1,973	235	(4,800)
Gain(loss) from equity method investments	737	(27)	(10)	(258)
Total other expenses, net	$(3,740)	$(12,991)	$(20,233)	$(41,259)

Net income	$7,158	$3,715	$14,698	$3,009
Dividends on series B preferred shares	(1,443)	(1,443)	(4,327)	(4,327)

Net income/(loss) attributable to common stockholders	5,715	2,272	10,371	(1,318)

Earnings/(loss) per common share, basic	$0.05	$0.02	$0.09	$(0.01)

Earnings/(loss) per common share, diluted	$0.05	$-	$0.09	$(0.01)
Weighted average number of common shares outstanding, basic	110,813,151	119,032,441	110,337,415	114,904,876
Weighted average number of common shares outstanding, diluted	111,077,911	120,212,686	110,337,415	114,904,876

	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Net Income	$7,158	$3,715	$14,698	$3,009
Currency translation adjustment	155	-	3,363	-
Comprehensive Income	$7,313	$3,715	$18,061	$3,009

CONDENSED CONSOLIDATED BALANCE SHEET DATA
(in thousands of U.S. Dollars)

	September 30, 2025	December 31, 2024*
ASSETS	(unaudited)

Cash, cash equivalents, restricted cash and time deposits	$133,859**	$207,166**
Investments in equity securities	114,154	-
Other current assets	25,822	18,443
Fixed assets	835,455	880,145
Investments in related parties and equity method investments	53,228	47,240
Other noncurrent assets	21,339	18,024
Total assets	$1,183,857	$1,171,018

LIABILITIES AND STOCKHOLDERS' EQUITY

Long-term debt and finance liabilities, net of deferred financing costs	$651,113	$637,525
Other liabilities	33,013	28,436
Total stockholders' equity	499,731	505,057
Total liabilities and stockholders' equity	$1,183,857	$1,171,018

*	The balance sheet data has been derived from the audited consolidated financial statements at that date.
**	Includes time deposits of $40 million and $64 million as of September 30, 2025 and December 31, 2024, respectively.

OTHER FINANCIAL DATA (unaudited)
	Three months ended September 30,		Nine months ended September 30,
	2025	2024	2025	2024

Net cash provided by operating activities	$14,363	$19,203	$40,198	$68,386
Net cash provided by/(used in) investing activities	(41,888)	4,501	(71,221)	(9,123)
Net cash provided by/(used in) financing activities	$37,786	$8,060	$(18,784)	$(29,050)